

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2012

Via E-mail
Gabriel Mendez
President
Comp Services, Inc.
414 S. Almansor St.
Alhambra, CA 91801

> **Re:** **Comp Services, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 22, 2012**
> **File No. 333-178631**

Dear Mr. Mendez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 3 in our letter dated February 10, 2012; however, it still appears that you are a shell company because you have nominal operations and assets consisting solely of cash. Refer to Rule 405 under the Securities Act. If you wish to continue with the registration of these shares, please identify the selling shareholders as underwriters and include a fixed price at which the selling shareholders will sell the securities for the duration of the offering.

Prospectus Summary, page 1

2. We note your response to comment 5 in our letter dated February 10, 2012 and your revised disclosure indicating that you have generated $3,000 in revenue. Please revise your disclosure here, and in the Business and Management's Discussion and Analysis sections as appropriate, to briefly describe how you have generated revenue. In this regard, we note the statement in your supplemental response to comment 3 in

our letter dated February 10, 2012 that you "have entered into agreements which have resulted in $3,000 of revenue to date." Please clarify whether you have generated revenue by earning commissions, as your prospectus indicates is your business plan, or revise.

Item 16. Exhibits and Financial Statement Schedules, page II-3

3. We note your response to comment 8 in our letter dated February 10, 2012. As previously requested, please confirm that the entire exhibit 10.8 is filed, as it appears that only the signature page and exhibits are included in the exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director

cc: Gregg E. Jaclin, Esq.
       Anslow & Jaclin, LLP